Regulatory Announcement

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RECEIVED

2007 JAN 30 A 11:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Tesco PLC
TIDM	TSCO
Headline	Total Voting Rights
Released	16:30 19-Jan-07
Number	8623P

07020643

SUPPL

RNS Number:8623P
Tesco PLC
19 January 2007

VOTING RIGHTS AND CAPITAL

19 January 2007

TESCO PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, and further to the Company's announcement made on 29 December 2006, we would like to notify the market of the following:

At 6pm on 18 January 2007 Tesco plc had 7,917,063,722 issued ordinary shares of 5p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Tesco plc. Tesco plc does not hold any ordinary shares in Treasury.

This decrease results from the purchase and cancellation of shares under the Company's buyback programme partially offset by the issue of shares to meet the exercise of options under the Company's employee share schemes.

This figure (7,917,063,722) may be used by shareholders and others with notification obligations as their denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Tesco plc under the FSA's Disclosure and Transparency Rules.

Enquiries: J Lloyd
Company Secretary
Tesco plc
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

PROCESSED

FEB 01 2007

THOMSON FINANCIAL

END